File Nos. 333-151672 and 811-22208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

VALUED ADVISERS TRUST
NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Indianapolis and the state of Indiana on the 24th day of June, 2010.

VALUED ADVISERS TRUST
With Respect to the Cloud Capital Strategic Large Cap Fund

By            /s/ Carol J. Highsmith
  Carol J. Highsmith

                         Vice President
                                                                                      (Title)

Attest:     /s/ John C. Swhear

 VP & CCO
(Title)